SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549




SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13D-1(B),(C)AND (D) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13D-2(B)
(Amendment No. 1)

PARADIGM ADVANCED TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

699004107
(CUSIP Number)

September 1, 2000
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

       * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities
,  and for any subsequent
amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   284560109     13G     Page 1 of 7 Pages

-----------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification  No. Of Above Persons (entities only)

       Eastern Investments, LLC
-------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group*
       (a)  [   ]
       (b)  [   ]
-----------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------
4.   Citizenship or Place of Organization

     Alaska
-----------------------------------------------------------------

Number of Shares Beneficially Owned by Each Reporting Person With
-------------------------------------------------------------------
5.   Sole Voting Power                  6,213,700
-----------------------------------------------------------
6.   Shared Voting Power
----------------------------------------------------------------------
7.   Sole Dispositive Power            6,213,700
---------------------------------------------------------------------------
8.   Shared Dispositive Power
----------------------------------------------------------------------

9.   Aggregate Amount Beneficially  Owned by Each Reporting Person

        6,213,700
-------------------------------------------------------------------------------
10.  Check box if the Aggregate Amount in Row (9) Excludes Certain Shares*  [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented By Amount in Row (9)

5.4%
--------------------------------------------------------------------
12.  Type of Reporting Person*

         PN
-------------------------------------------------------------------

Page 2 of 7 Pages



--------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification  No. Of Above Persons (entities only)

     Ametrine Investment, LLC
-----------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group*
       (a)  [   ]
       (b)  [   ]
-------------------------------------------------------------
3.   SEC Use Only

----------------------------------------------------------------
4.   Citizenship or Place of Organization

     Alaska
----------------------------------------------------------------

Number of Shares Beneficially Owned by Each Reporting Person With
------------------------------------------------------------------
5.   Sole Voting Power                  1,258,935
----------------------------------------------------------------
6.   Shared Voting Power
--------------------------------------------------------------
7.   Sole Dispositive Power            1,258,935
-----------------------------------------------------------------
8.   Shared Dispositive Power
---------------------------------------------------------------

9.   Aggregate Amount Beneficially  Owned by Each
Reporting Person

        1,258,935
------------------------------------------------------------------
10.  Check box if the Aggregate Amount in Row (9) Excludes Certain Shares*  [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented By Amount in Row (9)

1.1%
--------------------------------------------------------------------------
12.  Type of Reporting Person*

         PN
---------------------------------------------------------

Page 3 of 7 Pages



Item 1(a)   Name of Issuer:

             	Paradigm Advance Technologies, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:

             	25 Leek Crescent, Richmond Hill
 		Ontario  L4B 4B3
		Canada

Item 2(a)   Names of Persons Filing:

      		Eastern Investments, LLC
		Ametrine Investments, LLC

Item 2(b)   Address of Principal Business Office or, if none, Residence:

		P.O. Box 260027
                        Pembroke Pines, Florida  33026

Item 2(c)   Citizenship:

              Both reporting persons are organized under the laws of the State of Alaska

Item 2(d)   Title of Class of Securities:

              Common Stock, par value $.0001 per share

Item 2(e)   CUSIP Number

              699004107
Item 3.     If this  statement  is filed  pursuant to Rules  13d-1(b),  or
                13d-2(b) or (c) , check whether the person filing is a:

            (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

            (b)  [  ] Bank as defined in Section 3(a)(6) of the Exchange Act.

            (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

            (d)  [  ] Investment company registered under Section 8 of the
                 Investment Company Act.
          									Page 4 of 7 Pages


(e)  [  ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d- 1(b)(1)(ii)(F).

            (g) [ ] A parent holding company or control person in accordance with Rule 13d-
1(b)(1)(ii)(G).

            (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit
Insurance Act.

            (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

            (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box.   [X]

Item 4.    Ownership.

(a)	Amount Beneficially Owned:

Eastern Investments, LLC      6,213,700
Ametrine Investments, LLC   1,258,935
			Total	         7,472,635

(b)	Percent of Class:

Eastern Investments, LLC     5.4%
Ametrine Investments, LLC  1.1%
			Total	         6.5%

              (c)  Number of shares as to which such person has:

                      (i)   sole power to vote or to direct the vote:

	     Eastern Investments, LLC      6,213,700
        Ametrine Investments, LLC   1,258,935

    	     7,472,635

                      (ii)  shared power to vote or to direct vote:
									Page 5 of 7 Pages



                      (iii) sole power to dispose or to direct the disposition of:

	     Eastern Investments, LLC      6,213,700
        Ametrine Investments, LLC   1,258,935

	Total	                 7,472,635

                      (iv) shared power to dispose or to direct the disposition of:

Item 5.   Ownership of Five Percent or Less of a Class.

          	  Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          	  Not applicable.

Item 7.  Identification  and  Classification  of the Subsidiary  Which
             Acquired the Security Being Reported On By the Parent Holding
                    Company
or Control Person.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

 	Eastern Investments, LLC and Ametrine Investments, LLC are both owned
	and controlled, directly or indirectly, by Paul J. Lagassey. Accordingly, such entities may be presumed to act as a group for purposes of Rule 13d under the Securities Exchange Act of 1934, as amended.

Item 9.  Notice of Dissolution of Group.

             Not applicable.

Item 10. Certification.

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

									Page 6 of 7 Pages



 SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       January 29, 2002

		EASTERN INVESTMENTS, LLC
		AMETRINE INVESTEMENTS, LLC


S/PAUL J. LAGASSEY
By:  Paul J. Lagassey, Manager



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS(SEE 18 U.S.C. 1001).























									Page 7 of 7 Pages